File No. ~~812~~ 812-15993

As filed with the Securities and Exchange Commission on ~~July 28~~June 1, ~~2025~~ 2026

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE 1940 ACT, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN ARRANGEMENTS

Nilsine Partners NP1X Fund
Nilsine Partners, LLC

~~MAN DIVERSIFIED INCOME FUND~~

~~MAN SOLUTIONS LLC~~

900 E. 96th Street, Suite 310
Indianapolis, Indiana 46240

~~1345 Avenue of the Americas, 21st Floor~~
~~New York, NY 10105~~

Written and oral communications regarding this Application should be addressed to:

~~Lisa Muñoz~~
~~1345 Avenue of the Americas, 21st Floor~~
~~New York, NY 10105~~
R. Scott Bills
Nilsine Partners, LLC
5675 DTC Boulevard, Suite 175
Greenwood Village, CO 80111
scottbills@nilsinepartners.com

With copies to:
David P. Hooper, Esq.
Barnes & Thornburg LLP
11 S. Meridian Street
Indianapolis, IN 46204
(317)231-7333

Rajib Chanda, Esq.	Jonathan H. Gaines, Esq.
Anne Choe, Esq.	Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP	425 Lexington Avenue
900 G Street, N.W.	New York, NY 10017
Washington, D.C. 20001	jonathan.gaines@stblaw.com
rajib.chanda@stblaw.com	
anne.choe@stblaw.com	

This Application (including Exhibits) contains ~~23~~29 pages.

*   This application is being filed solely for the purpose of including both co-applicants in the EDGAR submission. There are no other changes in this Amendment from the First Amended and Restated Application filed on April 22, 2026.

TABLE OF CONTENTS

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:

~~MAN DIVERSIFIED INCOME FUND~~
Nilsine Partners NP1X Fund
~~MAN SOLUTIONS~~Nilsine Partners, LLC

Investment Company Act of 1940
File No. ~~812-~~812-15993

EXPEDITED REVIEW REQUESTED UNDER 17 ~~CFR~~C.F.R. § 270.0-5(d).

SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c), AND 18(i) OF THE 1940 ACT, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN ARRANGEMENTS.

I. THE PROPOSAL

~~Man Diversified Income~~Nilsine Partners NP1X Fund (the "Initial Fund") and ~~Man Solutions~~Nilsine Partners, LLC (the "Adviser") (together, the "Applicants") seek an order of the Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting exemptions from Sections 18(a)(2), 18(c), and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, granting an exemption from Rule 23c-3 under the 1940 Act, and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Initial Fund to offer investors multiple classes of common shares of beneficial interest ("Shares")[1] with varying sales loads and asset-based service and/or distribution fees and to impose early withdrawal charges, as described more fully in this application (the "Application"). The Applicants request that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its shares, existing now or in the future, for which the Adviser, its successors,[2] or any entity controlling, controlled by, or under common control with the Adviser, or its successors, acts as investment adviser, and which provides periodic liquidity with respect to its Shares through tender offers conducted in compliance with either Rule 23c-3 under the 1940 Act or with Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "1934 Act") (each a "Future Fund" and, together with the Initial Fund, each, a "Fund" and collectively, the "Funds").[3] The Initial Fund and any Future Fund relying on this relief will do so in a manner consistent with the terms

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[1] As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest of the Initial Fund (or any other registered closed-end management investment company relying on the requested order).

[2] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] The terms "control," and "investment adviser" are used as defined in Sections 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

and conditions of this Application. Applicants represent that any person presently intending to rely on the order requested in this Application is listed as an Applicant.

The Initial Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a closed-end management investment company that is operated as an interval fund. The Initial Fund is classified as a non-diversified investment company as defined under section 5(b)(2) of the 1940 Act.

The Initial Fund's ~~primary~~ investment ~~objectives are to seek to provide high current income and attractive risk-adjusted returns. The Initial Fund seeks to achieve its investment objectives by investing at least 80% of its net assets (plus any borrowings for investment purposes) in credit and income-oriented investments.~~<u>objective is to invest in a diversified portfolio across segments of the private markets that will generate attractive long-term returns, with low sensitivity to traditional public equity and fixed-income indices. In pursuing this objective, the Adviser will obtain exposure, either directly or indirectly, to a variety of asset classes. The Initial Fund's indirect exposure will be through (i) private investment funds, such as private placements ("Private Funds"); (ii) registered open-end funds, such as mutual funds and exchange-traded funds (ETFs); and (iii) registered closed-end funds, such as interval funds and tender offer funds (collectively, (i), (ii), and (iii) are referred to herein as "Underlying Funds"). While the Initial Fund will primarily invest indirectly through the Underlying Funds, the Initial Fund may also invest directly in the underlying holdings of the Underlying Funds alongside the Underlying Funds (the "Co-Investments"). Additionally, the Fund may invest directly in the equity securities of companies in private placement transactions offered in reliance on exemptions from registration under federal and state securities laws, as well as in direct investments where there is no Underlying Fund involved. The Fund may also invest, directly or indirectly, through mutual funds, ETFs, and structured notes, in treasuries, short-term bonds, and traditional liquid equities with up to 25% of the Fund's net assets for liquidity management purposes.</u> The Shares will be offered on a continuous basis at net asset value ("NAV") per share plus the applicable sales load <u>(if any)</u>, as described in the Initial Fund's prospectus. The Initial Fund's initial Registration Statement filed on Form N-2~~, which has not yet been declared effective by the Commission,~~ <u>(the "Registration Statement")</u> seeks to ~~register two classes~~<u>offer one class</u> of Shares, "Class ~~A Shares" and "Class I Shares," each with its own fee and expense structure. If the Initial Fund's initial Registration Statement is declared effective prior~~<u>I Shares." Prior</u> to receipt of the requested relief, the Initial Fund will only offer one class of Shares, Class I Shares (the "Initial Class Shares")~~, until~~<u>.</u> <u>Following</u> receipt of the requested relief<u>, the Fund will offer two classes of Shares: the Initial Class Shares and "Class A Shares," each with its own fee and expense structure</u>.

The Shares will not be offered or traded in a secondary market and will not be listed on any securities exchange or quoted on any quotation medium. Shareholders of the Initial Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Initial Fund is an unlisted closed-end fund. In order to provide some liquidity to shareholders, the Initial Fund is structured as an "interval fund" and intends to make ~~quarterly~~<u>semi-annual</u> offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements.

The Initial Fund seeks an order permitting it to offer multiple classes of Shares, as described below. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of a Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset-based service and/or distribution fees and/or an early withdrawal charge). Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from the other classes from time to time. As a result, the NAV per Share of the classes may differ over time.

Under the proposal, the Initial Class Shares would be offered at NAV and would not be subject to a front-end sales load or an annual asset-based service and/or distribution fee. Class A Shares and any new Share class (collectively, the "New Class Shares") would be offered at NAV and may (but would not necessarily) be subject to a front-end sales load, an annual asset-based service and/or distribution fee~~,~~ and/or an early withdrawal charge. The Initial Fund ~~may~~intends to impose a 2% repurchase fee with respect to any repurchase of Shares from a shareholder at any time ~~prior to the day immediately preceding~~within the one-year anniversary of the shareholder's purchase of the Shares. Each class of Shares would comply with the provisions of Rule 12b-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2341 of the Rules of the Financial Industry Regulatory Authority ("FINRA"), as such rule may be amended, or any successor rule thereto ("FINRA Rule 2341")[4] as if it applied to the Fund issuing such Shares. The structure of the proposed classes of Shares is described in detail below under "Statement of Facts – Proposed Class Structure and Characteristics."

If this Application for an order is granted, the New Class Shares may or may not be offered. Additional classes of Shares may be added in the future. A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by the Applicants.[5]

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[4] As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. *See* Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

[5] *See, e.g.*, Man Diversified Income Fund and Man Solutions LLC, Investment Co. Rel. Nos. 35704 (Aug. 1, 2025) (notice) and 35728 (Aug. 27, 2025) (order); GoldenTree Opportunistic Credit Fund, et al., Inv. Co. Rel. Nos. 35579 (May 8, 2025) (notice) and 35622 (June 3, 2025) (order); Virtus Global Credit Opportunities Fund and Virtus Investment Advisers, LLC, Inv. Co. Rel. Nos. 35565 (May 2, 2025) (notice) and 35613 (May 28, 2025) (order); Connetic Venture Capital Access Fund and Connetic RIA, LLC, Inv. Co. Rel. Nos. 35543 (April 21, 2025) (notice) and 35591 (May 19, 2025) (order); RJ Private Credit Income Fund, et al., Inv. Co. Rel. Nos. 35515 (March 28, 2025) (notice) and 35556 (April 23, 2025) (order); Blue Owl Alternative Credit Fund, et al., Inv. Co. Rel. Nos. 35514 (March 28, 2025) (notice) and 35557 (April 23, 2025) (order); Columbia Credit Income Opportunities Fund, et al., Inv. Co. Rel. Nos. 35498 (March 14, 2025) (notice) and 35526 (April 9, 2025) (order); Capital Group KKR Multi-Sector+, et al., Inv. Co. Rel. Nos. 35410 (December 9, 2024) (notice) and 35441 (January 6, 2025) (order); Global X Venture Fund, et al., Inv. Co. Rel. Nos. 35408 (December 9, 2024) (notice) and 35440 (January 6, 2025) (order); Privacore PCAAM Alternative Income Fund, et al., Inv. Co. Rel. Nos. 35403 (November 27, 2024) (notice) and 35431 (December 26, 2024) (order); TCW Private Asset Income Fund, et al., Inv. Co. Rel. Nos. 35401 (November 26, 2024) (notice) and 35429 (December 23, 2024) (order); Callodine Specialty Income Fund, et al., Inv. Co. Rel. Nos. 35399 (November 26, 2024) (notice) and 35428 (December 23, 2024) (order); Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., Inv. Co. Rel. Nos. 35384 (November 15, 2024) (notice) and 35414 (December 10, 2024) (order); Redwood Real Estate Income Fund, et al., Inv. Co. Rel. Nos. 35382 (November 12,

II. STATEMENT OF FACTS

A. The Applicants

The Initial Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. The Initial Fund is classified as a non-diversified investment company under the 1940 Act. The Initial Fund is structured as an "interval fund" and continuously offers its Shares. The Initial Fund was organized under the laws of the State of Delaware on ~~May 2~~October 3, 2025.

The Adviser is a limited liability company organized under the laws of the state of Delaware. The Adviser, established in 2021, will serve as investment adviser to the Initial Fund. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

~~The Adviser has entered into separate sub-advisory agreements with each of Man Solutions Limited, a limited company organized under the laws of England and Wales, GLG LLC, a Delaware limited liability company, GLG Partners LP, a partnership registered under the Limited Partnership Act of 1907 of England and Wales, Varagon Capital Partners L.P., a Delaware limited partnership, and Man Global Private Markets (USA) Inc., a Delaware corporation (each, a "Sub-Adviser" and collectively, the "Sub-Advisers"). Each Sub-Adviser is registered as an investment adviser with the Commission under the Advisers Act.~~

B. Current Structure and Characteristics

As noted above, Shares will be offered on a continuous basis pursuant to ~~a registration statement under the Securities Act~~the Registration Statement at their NAV ~~per share~~ plus the applicable sales load.

The Initial Fund, operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act, does not intend to, but a Fund may, offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund's periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of shares of (i) registered open-end investment companies, or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at NAV, that may be offered in the future and are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option features will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule

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2024) (notice) and 35413 (December 10, 2024) (order); John Hancock Multi Asset Credit Fund, et al., Inv. Co. Rel. Nos. 35190 (May 9, 2024) (notice) and 35404 (November 27, 2024) (order); Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, Inv. Co. Rel. Nos. 35351A (October 29, 2024) (notice) and 35398 (November 26, 2024) (order); Gemcorp Commodities Alternative Products Fund and Gemcorp Capital Advisors LLC, Inv. Co. Rel. Nos. 35328A (October 23, 2024) (notice) and 35384 (November 14, 2024) (order); Sound Point Alternative Income Fund, et al., Inv. Co. Rel. Nos. 35350 (October 4, 2024) (notice) and 35371 (October 30, 2024) (order).

11a-3 under the 1940 Act, each Fund will treat an early withdrawal charge as if it were a contingent deferred sales load ("CDSL").[6]

The Initial Fund, as a closed-end investment company, will not continuously redeem Shares as does an open-end management investment company. Shares of the Initial Fund will not be listed on any securities exchange and will not trade on an over-the-counter system. Furthermore, it is not expected that any secondary market will ever develop for the Shares. In order to provide some liquidity to shareholders, the Initial Fund is structured as an "interval fund" and conducts ~~quarterly~~semi-annual offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements. Any Other Fund that intends to rely on this relief will provide periodic liquidity to shareholders in accordance with either Rule 23c-3 under the 1940 Act or Rule 13e-4 under the 1934 Act.

C.   Proposed Class Structure and Characteristics

The Initial Fund proposes to engage in a continuous offering of Shares in the manner described below. The Initial Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes. Additional classes, which may have different sales charge structures, may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, the Initial Fund's Board of Trustees (the "Board") could adopt this or another sales charge structure.

Initial Class Shares will be offered without a sales load or an annual asset-based service and/or distribution fee, as set forth in the Initial Fund's prospectus, as amended or supplemented from time to time. The Initial Fund ~~may~~intends to impose a 2% repurchase fee with respect to any repurchase of Shares from a shareholder at any time ~~prior to the day immediately preceding~~within the one-year anniversary of the shareholder's purchase of the Shares.

If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2% of the shareholder's repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. Unlike a distribution-related charge, the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations. Repurchase fees, if charged, will equally apply to all classes of Shares of the Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate a repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were a registered open-end investment company and the Fund's waiver of, scheduled

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[6] A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to a Fund.

variation in, or elimination of, the repurchase fee will apply uniformly to all shareholders of the Fund regardless of class.

New Class Shares would be offered at NAV and may be subject to a front-end sales load, an annual asset-based service and/or distribution fee, an early withdrawal charge, and/or a repurchase fee; these charges would differ in some respect from those applicable to the Initial Class Shares.

Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the limits established by FINRA Rule 2341.

To the extent the New Class Shares are subject to an ongoing asset-based service and/or distribution fee (a "Distribution and Servicing Fees"), the Initial Fund's Board will adopt a distribution and service plan for the New Class Shares in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies (a "Distribution and Shareholder Services Plan"). The Distribution and Shareholder Services Plan will be approved by a majority of the Trustees, including a majority of the Trustees who are not "interested persons" of the Initial Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and Shareholder Services Plan or in any agreements related to the Distribution and Shareholder Services Plan, as provided for in Rule 12b-1. Applicants represent that any asset-based Distribution and Servicing Fees will comply with the provisions of FINRA Rule 2341. Applicants represent that each Fund will comply with Rule 12b-1 under the 1940 Act as if it were an open-end management investment company.

All Distribution and Servicing Fees with respect to any class of Shares would be paid pursuant to a Distribution and Shareholder Services Plan adopted by the relevant Fund with respect to the class. Under any future Distribution and Shareholder Services Plan, the Fund, either directly or through the Initial Fund's distributor (the "Distributor"), would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based distribution and service fees will comply with the provisions of FINRA Rule 2341. A Fund may offer additional classes of Shares in the future which charge different distribution and/or service fees and/or sales loads. In all cases, such sales loads and asset-based distribution and service fees charged will comply with the provisions of FINRA Rule 2341. The Initial Fund does not intend to offer any exchange privilege or conversion feature, but any such privilege or feature introduced in the future by a Fund will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Fund were an open-end investment company.

All expenses incurred by a Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the NAV and expenses of each class will reflect the expenses associated with the Distribution and Shareholder Services Plan of that class (if any), shareholder services fees attributable to a particular class (if any), and any other incremental expenses of that class.

In addition to distribution and/or service fees, each class of Shares of a Fund may, by action of the Fund's Board or its delegate, also pay a different amount of the following expenses:

(1) administrative and/or accounting or similar fees (each as described in the Fund's prospectus, as amended or supplemented from time to time);

(2) legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses, and proxies;

(3) Blue Sky fees incurred by a specific class;

(4) Commission registration fees incurred by a specific class;

(5) expenses of administrative personnel and services required to support the shareholders of a specific class;

(6) Trustees' fees incurred as a result of issues relating to a specific class;

(7) Auditors' fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8) incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;

(9) account expenses relating solely to a specific class;

(10) expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and

(11) any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund's assets) actually incurred in a different amount by a class or related to a class's receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss, and expenses of a Fund not allocated to specific classes as described above will be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.

From time to time, the Board of a Fund may create and offer additional classes of Shares, or may vary the characteristics described above, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and Shareholder Services Plan as to such class; (2) voting rights with respect to a Distribution and Shareholder Services Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and NAVs per Share resulting from differences in fees under a Distribution and Shareholder Services Plan or in class expenses; (6) any early withdrawal charge or other sales load structure; and (7) any exchange or conversion features, as permitted under the 1940 Act. Each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. A Fund's repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in NAVs per Share resulting from differences in fees under a Distribution and Shareholder Services Plan and/or service plan or in class expenses.

Because of the different distribution fees, shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the NAV per Share of the classes may differ over time. Expenses of a Fund allocated to a particular class of the Fund's Shares will be borne on a pro rata basis by each outstanding Share of that class.

III. EXEMPTIONS REQUESTED

A. The Multiple Class System

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of Shares may be deemed: (1) to result in the issuance of a class of "senior security"[7] within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

B. Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) under the 1940 Act to the extent that rule is construed to prohibit the imposition of early withdrawal charges by a Fund.

C. Asset-Based Service and/or Distribution Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based service and/or distribution fees.

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from

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[7] Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.15 and accompanying text.

any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the 1940 Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or other joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.   DISCUSSION

A.   Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("*Protecting Investors*"), the Commission's Division of Investment Management (the "Division") recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.[8] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a virtually complete liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not

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[8] Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

complete, liquidity. In *Protecting Investors*, the Division determined that, given the changes in the securities market since 1940 – in particular the emergence of semi-liquid investment opportunities – it was appropriate to re-examine the classification system and its regulatory requirements.[9]

One exception to the liquid/illiquid dichotomy has been the so-called "prime rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3 ("Closed-end Tender Offer Funds").

Protecting Investors recognized that the rigidity of the 1940 Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[10] The report thus concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[11] The Division thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[12] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[13]

The prime rate funds were cited in both *Protecting Investors* and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.[14] Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the initial closed-end interval funds make further innovation appropriate. Moreover, a number of precedents exist for the implementation of a multiple-class system, the imposition of early withdrawal charges and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.[15]

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[9] *Id.* at 424.

[10] *Id.* at 439-40.

[11] *Id.* at 424.

[12] Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the "Rule 23c-3 Proposing Release").

[13] Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the "Rule 23c-3 Adopting Release"). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and permitted periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[14] *Protecting Investors*, *supra*, at 439-40; 23c-3 Proposing Release at 27.

[15] *See supra* note 5.

B.   Multiple Classes of Shares – Exemptions from Sections 18(a)(2), 18(c), and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of Shares may be deemed: (1) to result in the issuance of a class of "senior security" within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).[16] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:

> [I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .

> Section 18(i) of the 1940 Act provides that:
> Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in

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[16] Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

11

accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multiple class system proposed herein (the "Multiple Class System") may result in Shares of a class having "priority over [another] class as to . . . payment of dividends" and having unequal voting rights, because under the Multiple Class System (1) shareholders of different classes may pay different distribution fees, different shareholder services fees, and any other expenses (as described above in Section II.C.) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of shares of a Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.

Applicants further state that the creation of multiple classes of Shares of the Funds may violate Section 18(a)(2) because the Funds may not meet Section 18(a)(2)'s requirements with respect to a class of Shares that may be a senior security.

Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants believe that current and future shareholders will benefit if new classes of Shares with different pricing structures are created providing investors with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares (from among those classes of Shares for which the investor meets the relevant eligibility requirements) that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors. The proposed system would permit a Fund to facilitate the distribution of Shares and provide investors with a broader choice of shareholder options.

By contrast, if the Adviser and the Distributor were required to sponsor the organization of new, separate funds rather than new classes of Shares, the creation of the new, separate funds would involve increased costs and administrative burdens borne by shareholders, as compared to the creation of additional Share classes of a Fund.

Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As a Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.[17]

Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies' multiple class structures that are permitted by Rule 18f-3 under the 1940 Act. The Multiple Class System does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed system will not increase the speculative character of a Fund's Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule's provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, each Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Shares, except for differences related to repurchases.

In particular, each Fund proposes to offer Shares continuously at NAV. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.[18] Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of each Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of shareholders. Each Applicant is also aware of the need for full disclosure of the proposed Multiple Class System

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[17] *See* Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (*i.e.*, trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

[18] *See supra* note 5.

in each Fund's prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of FINRA Rule 2341. Applicants also represent that each Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, each Fund will disclose fund expenses borne by shareholders during the reporting period in shareholder reports[19] and describe in its prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.[20] Each Fund will include any such disclosures in its shareholder reports and prospectus to the extent required as if the Fund were an open-end fund. Each Fund and the Distributor will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.[21] Each Fund or the Distributor will contractually require that any other distributor of the Fund's Shares comply with such requirements in connection with the distribution of Shares of the Fund.

Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge and private equity funds.[22] Applicants will comply with all such applicable disclosure requirements.

The requested relief is substantially similar to prior exemptions granted by the Commission to, among others, Man Diversified Income Fund, Sound Point Alternative Income Fund, Gemcorp Commodities Alternative Products Fund, Institutional Investment Strategy Fund, John Hancock Multi Asset Credit Fund, Redwood Real Estate Income Fund, Diamond Hill Securitized Credit Fund, Callodine Specialty Income Fund, TCW Private Asset Income Fund, Privacore PCAAM Alternative Income Fund, Global X Venture Fund, Capital Group KKR Multi-Sector+, Columbia Credit Income Opportunities Fund, Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, Connetic Venture Capital Access Fund, Virtus Global Credit Opportunities Fund, and GoldenTree Opportunistic Credit Fund.[23] In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers

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[19] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).

[20] Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

[21] Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

[22] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). *See also* rules 12d1-1, et seq. of the 1940 Act.

[23] *See supra* note 5.

or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Funds.

C.   Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at NAV at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at NAV and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for each Fund to impose early withdrawal charges, which are distribution-related fees payable to the Distributor, on Shares submitted for repurchase that have been held for less than a specified period. Each Fund may seek to impose early withdrawal charges that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. Each Fund would assess early withdrawal charges in much the same way non-interval funds currently assess early withdrawal charges. As more fully described below, these charges will be paid to the Distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of early withdrawal charges would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as a Fund would for its Shares. Any early withdrawal charge imposed by a Fund will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Rule 23c-3 Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at NAV and the limitation of repurchase fees to two percent implicitly preclude the imposition" of CDSLs.[24] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[25]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the

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[24] Rule 23c-3 Adopting Release. Rule 23c-3(b)(1) provides in pertinent part:

> The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.

[25] *Id.*

CDSL does not exceed a specified percentage of NAV or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of FINRA Rule 2341, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of early withdrawal charges in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose early withdrawal charges.

With respect to the policy considerations supporting imposition of early withdrawal charges, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[26] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose early withdrawal charges although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at NAV and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Accordingly, early withdrawal charges may be necessary for the Distributor to recover distribution costs. In the case of the Initial Fund's Initial Class Shares, the Distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Rule 23c-3 Proposing Release nor the Rule 23c-3 Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at NAV is to preclude interval funds from imposing early withdrawal charges. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[27] The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the 1934 Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing early withdrawal charges.[28] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the early withdrawal charges (and any scheduled waivers of the early withdrawal charge) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose early withdrawal charges in accordance with the requirements of Form N-1A concerning contingent deferred sales charges.

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[26] Rule 23c-3 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at NAV.

[27] *See* Rule 23c-3 Proposing Release, Section II.A.7; Rule 23c-3 Adopting Release, Section II.A.7.

[28] *See* Rule 23c-3 Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Rule 2341 on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Rule 2341 on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[29] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge early withdrawal charges to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.   Waiver of Early Withdrawal Charges

Each Fund may grant waivers of the early withdrawal charges on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the early withdrawal charge (and any waivers or scheduled variations of the early withdrawal charge) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the early withdrawal charge, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The early withdrawal charge may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the early withdrawal charge works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[30] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[31] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled

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[29] *See supra* note 5.

[30] Inv. Co. Act Rel. No. 14390 (February 2, 1985).

[31] *Id.*

"variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[32] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, early withdrawal charges, subject to appropriate safeguards.

E. Asset-Based Service and/or Distribution Fees

Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit each Fund to impose asset-based service and/or distribution fees (in a manner similar to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee.[33]

Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being

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[32] Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

[33] Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.

a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Shareholder Services Plan(s), if any, with respect to each class as if the Fund were an open-end investment company. Therefore, each Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,[34] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

> The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[35]

Applicants believe that any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its Shares through asset-based service and/or distribution fees should be resolved by the Fund's undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, Applicants undertake to comply, and undertake that each Fund's asset-based service and/or distribution fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

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[34] *See* Bearing of Distribution Expenses by Mutual Funds, Inv. Co. Act Rel. No. 11414 (October 28, 1980).

[35] *Id.* Fed. Sec. L. Rep. (CCH) at 83,733.

Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSLs, subject to certain conditions. Each Fund may establish one or more classes of Shares that impose CDSLs, and Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The CDSL imposed by any Fund would be in the form of an early withdrawal charge. Each Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSLs. Applicants further state that, in the event it imposes CDSLs, each Fund will apply the CDSLs (and any waivers or scheduled variations of the CDSLs) uniformly to all shareholders of a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act.

VI. APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1 and, where applicable, 11a-3 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with FINRA Rule 2341, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII. CORPORATE ACTION

~~It is expected that the~~The Initial Fund's Amended and Restated Declaration of Trust ~~will allow~~allows for the Initial Fund's Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Initial Fund's ~~sole initial trustee~~board of trustees has adopted resolutions, attached as Exhibit B, authorizing the Initial Fund's officers to file the Application with the Commission. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) are attached as Exhibit C.

VIII. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[36]

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

[Remainder of Page Intentionally Left Blank]

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[36] *See* ~~Virtus Global Credit Opportunity Fund~~Man Diversified Income Fund and Man Solutions LLC, *supra* note 5; ~~Gemcorp Commodities Alternative Products Fund~~ Blue Owl Alternative Credit Fund, *supra* note 5.

Authorization and Signatures

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the ~~Sole Trustee~~Board of the Initial Fund. In accordance with Rule 0-2(c) under the 1940 Act, each person executing the application on behalf of the Adviser, being duly sworn, deposes and says that he ~~or she~~ has duly executed the attached application for and on behalf of the applicable entity listed; that he ~~or she~~ is authorized to execute the application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the application have been taken.

All requirements for the execution and filing of this application in the name and on behalf of each applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this application this ~~28th~~1st day of ~~July~~June, ~~2025~~2026.

~~Man Diversified Income Fund~~

~~By:~~	-	~~/s/ Lisa Muñoz~~
~~Name:~~	-	~~Lisa Muñoz~~
~~Title:~~	-	~~Sole Initial Trustee~~
~~Date:~~	-	~~July 28, 2025~~

~~Man Solutions LLC~~

~~By:~~	-	~~/s/ Sam Thompson~~
~~Name:~~	-	~~Sam Thompson~~
~~Title:~~	-	~~Vice President~~
~~Date:~~	-	~~July 28, 2025~~

Nilsine Partners NP1X Fund

By: /s/ Ryan M. Laughon
        Name: Ryan M. Laughon
        Title: Secretary
        Date: June 1, 2026

Nilsine Partners, LLC

By: /s/ R. Scott Bills
        Name: R. Scott Bills
        Title: Chief Executive Officer
        Date: June 1, 2026

List of Attachments and Exhibits

<u>Exhibit A</u>

      1.   Verification of ~~Man Diversified Income Fund~~<u>Nilsine Partners NP1X Fund</u>

      2.   Verification of ~~Man Solutions LLC~~<u>Nilsine Partners, LLC</u>

<u>Exhibit B</u> – Resolutions

<u>Exhibit C</u> – Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical Under Rule 0-5(e)(3)

<u>Exhibit D – Marked Copy of the Application Showing Changes from the Immediately Prior Version of the Application Filed on April 22, 2026 (File. No. 812-15993)</u>

EXHIBIT A

VERIFICATION

The undersigned states that ~~she~~he has duly executed the attached Application for and on behalf of ~~Man Diversified Income~~Nilsine Partners NP1X Fund; that ~~she~~he is the ~~Sole Initial Trustee~~Secretary of such Fund; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~she~~he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~her~~his knowledge, information, and belief.

Man Diversified Income Fund

By: -   /s/ Lisa Muñoz
Name: -   Lisa Muñoz
Title: -   Sole Initial Trustee
Date: -   July 28, 2025

NILSINE PARTNERS NP1X FUND

By: /s/ Ryan M. Laughon
        Name: Ryan M. Laughon
        Title: Secretary
        Date: June 1, 2026

24

VERIFICATION

The undersigned states that he has duly executed the attached Application for and on behalf of ~~Man Solutions~~Nilsine Partners, LLC; that he is ~~Vice President~~the Chief Executive Officer of such company; and that all actions ~~bodies~~ necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Man Solutions LLC~~

~~By:~~ - ~~/s/ Sam Thompson~~
~~Name:~~ - ~~Sam Thompson~~
~~Title:~~ - ~~Vice President~~
~~Date:~~ - ~~July 28, 2025~~

NILSINE PARTNERS, LLC

By: ___ /s/ R. Scott Bills
___ Name: R. Scott Bills
___ Title: Chief Executive Officer
___ Date: June 1, 2026

25

EXHIBIT B

~~Resolutions of the Sole Initial Trustee of~~
~~Man Diversified Income Fund~~

RESOLUTIONS OF THE BOARD OF TRUSTEES OF NILSINE PARTNERS NP1X FUND

BE IT RESOLVED, that an application for an exemptive order from the Securities and Exchange Commission (the "SEC") permitting Nilsine Partners NP1X Fund (the "Fund") to offer multiple classes of shares of beneficial interest ("Shares") and to impose asset-based distribution and/or service fees with respect to certain classes that would otherwise be prohibited by Sections 17(d), 18(a)(2), 18(c), and 18(i) of the Investment Company Act of 1940, as amended (the "1940 Act") and Rules 23c-3 and 17d-1 under the 1940 Act (the "Multi-Class Exemptive Application"), be and hereby is, approved in all respects.

RESOLVED~~: That~~ FURTHER, that the officers of ~~Man Diversified Income Fund (the "Fund") be, and they hereby are~~the Fund are, and each of them acting singly hereby is, authorized~~,~~ to execute and file or cause to be filed in the name and on behalf of the Fund~~, to prepare, execute and cause to be filed~~ with the SEC ~~such applications for orders of exemption from provisions of, or requests for no-action under, such federal securities laws as may be deemed advisable, in such forms as the officer or~~the Multi-Class Exemptive Application, in substantially the form presented to the Board of Trustees with such changes as the officers ~~executing~~of the ~~same may~~Fund, with the advice of counsel, ~~approve as~~shall deem necessary or ~~desirable~~appropriate, and any and all amendments to the Multi-Class Exemptive Application in such form as the officer executing may approve, such approval to be conclusively evidenced by ~~his, her or their~~the execution and delivery thereof.

EXHIBIT C

MARKED COPIES OF THE APPLICATION SHOWING CHANGES FROM THE FINAL VERSIONS OF THE TWO APPLICATIONS IDENTIFIED AS SUBSTANTIALLY IDENTICAL UNDER RULE 0-5(e)(3)

EXHIBIT D

MARKED COPY OF THE APPLICATION SHOWING CHANGES FROM THE IMMEDIATELY PRIOR VERSION OF THE APPLICATION FILED ON APRIL 22, 2026 (FILE. NO. 812-15993)

File No. 812-[•]812-15993

As filed with the Securities and Exchange Commission on March 7June 1, 20252026

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE 1940 ACT, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN ARRANGEMENTS

~~**Blue Owl Alternative Credit Fund**~~
~~**Blue Owl Alternative Credit Advisors II LLC**~~
~~399 Park Avenue~~
~~New York, NY 10022~~
Nilsine Partners NP1X Fund
Nilsine Partners, LLC

900 E. 96th Street, Suite 310
Indianapolis, Indiana 46240

Written and oral communications regarding this Application should be addressed to:

~~Neena Reddy, Esq.~~
~~Blue Owl Alternative Credit Advisors II LLC~~
~~399 Park Avenue~~
~~New York, NY 10022~~
~~neena.reddy@blueowl.com~~
R. Scott Bills
Nilsine Partners, LLC
5675 DTC Boulevard, Suite 175
Greenwood Village, CO 80111
scottbills@nilsinepartners.com

With copies to:
David P. Hooper, Esq.
Barnes & Thornburg LLP
11 S. Meridian Street

Indianapolis, IN 46204
(317)231-7333
~~Nicole M. Runyan, P.C.~~
~~Brad A. Green, P.C.~~
~~Kirkland & Ellis LLP~~
~~601 Lexington Avenue~~
~~New York, NY 10022~~
~~(212) 446-4800~~

This Application (including Exhibits) contains ~~89~~29 pages.

* This application is being filed solely for the purpose of including both co-applicants in the EDGAR submission. There are no other changes in this Amendment from the First Amended and Restated Application filed on April 22, 2026.

TABLE OF CONTENTS

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:

~~**Blue Owl Alternative Credit Fund**~~
~~**Blue Owl Alternative Credit Advisors II LLC**~~
Nilsine Partners NP1X Fund
Nilsine Partners, LLC

Investment Company Act of 1940
File No. 812-~~[●]~~15993

EXPEDITED REVIEW REQUESTED UNDER 17 C.F.R. § 270.0-5(d).

SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c), AND 18(i) OF THE 1940 ACT, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN ARRANGEMENTS.

I. THE PROPOSAL

~~Blue Owl Alternative Credit~~Nilsine Partners NP1X Fund (the "Initial Fund") and ~~Blue Owl Alternative Credit Advisors II~~Nilsine Partners, LLC (the "Adviser") (together, the "Applicants") seek an order of the Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), granting exemptions from Sections 18(a)(2), 18(c), and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, granting an exemption from Rule 23c-3 under the 1940 Act, and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Initial Fund to offer investors multiple classes of common shares of beneficial interest ("Shares")[1] with varying sales loads and asset-based service and/or distribution fees and to impose early withdrawal charges, as described more fully in this application (the "Application"). The Applicants request that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its shares, existing now or in the future, for which the Adviser, its successors,[2] or any entity controlling, controlled by, or under common control with the Adviser, or its successors, acts as investment adviser, and which provides periodic liquidity with respect to its Shares through tender offers conducted in compliance with either Rule 23c-3 under the 1940 Act or with Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "1934 Act") (each a "Future Fund" and, together with the Initial Fund, each, a "Fund" and collectively, the "Funds").[3] The Initial Fund and any Future Fund relying on this relief will do so in a manner

[1] As used in this Application, "Shares" includes any other equivalent designation of a proportionate ownership interest of the Initial Fund (or any other registered closed-end management investment company relying on the requested order).

[2] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] The terms "control," and "investment adviser" are used as defined in Sections 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

consistent with the terms and conditions of this Application. Applicants represent that any person presently intending to rely on the order requested in this Application is listed as an Applicant.

The Initial Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a closed-end management investment company that is operated as an interval fund. The Initial Fund is classified as a non-diversified investment company as defined under section 5(b)(2) of the 1940 Act.

The Initial Fund's investment objective is to invest in a diversified portfolio across segments of the private markets that will generate ~~current income and, to a lesser extent,~~attractive long-term ~~capital appreciation~~returns, with low sensitivity to traditional public equity and fixed-income indices. In pursuing this objective, the ~~Initial Fund intends to employ a flexible mandate and dynamically allocate assets across a wide range of alternative credit assets and strategies, including asset based finance investments. To a lesser extent, the Fund will invest in other credit investments, with a focus on private investments~~Adviser will obtain exposure, either directly or indirectly, to a variety of asset classes. The Initial Fund's indirect exposure will be through (i) private investment funds, such as private placements ("Private Funds"); (ii) registered open-end funds, such as mutual funds and exchange-traded funds (ETFs); and (iii) registered closed-end funds, such as interval funds and tender offer funds (collectively, (i), (ii), and (iii) are referred to herein as "Underlying Funds"). While the Initial Fund will primarily invest indirectly through the Underlying Funds, the Initial Fund may also invest directly in the underlying holdings of the Underlying Funds alongside the Underlying Funds (the "Co-Investments"). Additionally, the Fund may invest directly in the equity securities of companies in private placement transactions offered in reliance on exemptions from registration under federal and state securities laws, as well as in direct investments where there is no Underlying Fund involved. The Fund may also invest, directly or indirectly, through mutual funds, ETFs, and structured notes, in treasuries, short-term bonds, and traditional liquid equities with up to 25% of the Fund's net assets for liquidity management purposes. The Shares will be offered on a continuous basis at net asset value ("NAV") per share plus the applicable sales load (if any), as described in the Initial Fund's prospectus. ~~References to a Fund's prospectus herein also are intended to refer to the Fund's offering memorandum, as applicable.~~ The Initial Fund's initial Registration Statement filed on Form N-2 (the "Registration Statement") seeks to offer one class of Shares, "Class ~~I-F~~I Shares~~"~~." Prior to receipt of the requested relief, the Initial Fund will only offer one class of Shares, Class ~~I-F~~I Shares (the "Initial Class Shares"). Following receipt of the requested relief, the Fund will offer ~~three~~two classes of Shares: the Initial Class Shares~~, "Class S-F Shares,"~~ and "Class ~~U-F~~A Shares," each with its own fee and expense structure.

The Shares will not be offered or traded in a secondary market and will not be listed on any securities exchange or quoted on any quotation medium. Shareholders of the Initial Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Initial Fund is an unlisted closed-end fund. In order to provide some liquidity to shareholders, the Initial Fund is structured as an "interval fund" and intends to make ~~quarterly~~semi-annual offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements.

The Initial Fund seeks an order permitting it to offer multiple classes of Shares, as described below. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of a Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset-based service and/or distribution fees and/or an early withdrawal charge). Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from the other classes from time to time. As a result, the NAV per Share of the classes may differ over time.

Under the proposal, the Initial Class Shares would be offered at NAV and would not be subject to a front-end sales load or an annual asset-based service and/or distribution fee. Class ~~S-A~~ ~~F Shares, Class U-F~~ Shares and any new Share class (collectively, the "New Class Shares") would be offered at NAV and may (but would not necessarily) be subject to a front-end sales load, an annual asset-based service and/or distribution fee, and/or an early withdrawal charge. The Initial Fund intends to impose a 2% repurchase fee with respect to any repurchase of Shares from a shareholder at any time within the one-year anniversary of the shareholder's purchase of the Shares. Each class of Shares would comply with the provisions of Rule 12b-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2341 of the Rules of the Financial Industry Regulatory Authority ("FINRA"), as such rule may be amended, or any successor rule thereto ("FINRA Rule 2341")[4] as if it applied to the Fund issuing such Shares. The structure of the proposed classes of Shares is described in detail below under "Statement of Facts – Proposed Class Structure and Characteristics."

If this Application for an order is granted, the New Class Shares may or may not be offered. Additional classes of Shares may be added in the future. A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by the Applicants.[5]

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[4] As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. *See* Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

[5] *See, e.g.,* ~~Coatue CTEK~~Man Diversified Income Fund and ~~Coatue Management, L.L.C.~~Man Solutions LLC, Investment Co. Rel. Nos. ~~35417~~35704 (~~Dec.~~Aug. ~~13~~1, ~~2024~~2025) (notice) and ~~35443 (Jan. 8,~~35728 (Aug. 27, 2025) (order); GoldenTree Opportunistic Credit Fund, et al., Inv. Co. Rel. Nos. 35579 (May 8, 2025) (notice) and 35622 (June 3, 2025) (order); Virtus Global Credit Opportunities Fund and Virtus Investment Advisers, LLC, Inv. Co. Rel. Nos. 35565 (May 2, 2025) (notice) and 35613 (May 28, 2025) (order); Connetic Venture Capital Access Fund and Connetic RIA, LLC, Inv. Co. Rel. Nos. 35543 (April 21, 2025) (notice) and 35591 (May 19, 2025) (order); RJ Private Credit Income Fund, et al., Inv. Co. Rel. Nos. 35515 (March 28, 2025) (notice) and 35556 (April 23, 2025) (order); Blue Owl Alternative Credit Fund, et al., Inv. Co. Rel. Nos. 35514 (March 28, 2025) (notice) and 35557 (April 23, 2025) (order); Columbia Credit Income Opportunities Fund, et al., Inv. Co. Rel. Nos. 35498 (March 14, 2025) (notice) and 35526 (April 9, 2025) (order); Capital Group KKR Multi-Sector+, et al., ~~Investment~~Inv. Co. Rel. Nos. 35410 (~~Dec.~~December 9, 2024) (notice) and 35441 (~~Jan.~~January 6, 2025) (order); Global X Venture Fund, et al., ~~Investment~~Inv. Co. Rel. Nos. 35408 (~~Dec.~~December 9, 2024) (notice) and 35440 (~~Jan. 6, 2025) (order); Harbourvest Private Investments Fund, et al., Investment Co. Rel. Nos. 35409 (Dec. 9, 2024) (notice) and 35439 (Jan.~~January 6, 2025) (order); Privacore PCAAM Alternative Income Fund, et al., ~~Investment~~Inv. Co. Rel. Nos. 35403 (~~Nov.~~November 27, 2024) (notice) and 35431 (~~Dec.~~December 26, 2024) (order); TCW Private Asset Income Fund, et al., ~~Investment~~Inv. Co. Rel. Nos. 35401 (~~Nov.~~November 26, 2024) (notice) and 35429 (~~Dec.~~December 23, 2024) (order); Callodine Specialty Income Fund, et al., ~~Investment~~Inv. Co. Rel. Nos. 35399 (~~Nov.~~November 26, 2024)

II.   STATEMENT OF FACTS

A.   The Applicants

The Initial Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. The Initial Fund is classified as a non-diversified investment company under the 1940 Act. The Initial Fund is structured as an "interval fund" and continuously offers its Shares. The Initial Fund was organized under the laws of the State of Delaware on ~~January 14~~October 3, 2025.

The Adviser is a limited liability company organized under the laws of the state of Delaware. The Adviser, established in ~~2024~~2021, will serve as investment adviser to the Initial Fund. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

B.   ~~B.~~Current Structure and Characteristics

As noted above, Shares will be offered on a continuous basis pursuant to ~~a registration statement under the Securities Act~~the Registration Statement at their NAV ~~per share~~ plus the applicable sales load.

The Initial Fund, operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act, does not intend to, but a Fund may, offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund's periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of shares of (i) registered open-end investment companies, or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at NAV, that may be offered in the future and are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option features will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule

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(notice) and 35428 (~~Dec.~~December 23, 2024) (order); Diamond Hill Securitized Credit Fund and Diamond Hill Capital Management, Inc., ~~Investment~~Inv. Co. Rel. Nos. ~~35385 (Nov.~~35384 (November 15, 2024) (notice) and 35414 (~~Dec.~~December 10, 2024) (order); Redwood Real Estate Income Fund, et al., Inv. Co. Rel. Nos. 35382 (November 12, 2024) (notice) and 35413 (December 10, 2024) (order); John Hancock Multi Asset Credit Fund, et al., Inv. Co. Rel. Nos. 35190 (May 9, 2024) (notice) and 35404 (November 27, 2024) (order); Institutional Investment Strategy Fund and Buena Capital Advisors, LLC, ~~Investment~~Inv. Co. Rel. Nos. ~~35351 (Oct. 8~~35351A (October 29, 2024) (notice) and 35398 (~~Nov.~~November 26, 2024) (order); Gemcorp Commodities Alternative Products Fund and Gemcorp Capital Advisors LLC, ~~et al., Investment~~Inv. Co. Rel. Nos. 35328A (~~Oct.~~October 23, 2024) (notice) and 35384 (~~Nov.~~November 14, 2024) (order); Sound Point Alternative Income Fund, ~~Felicitas Private Markets Fund and Skypoint Capital Advisors LLC, Investment~~et al., Inv. Co. Rel. Nos. 35350 (~~Oct.~~October 4, 2024) (notice) and 35371 (~~Oct.~~October 30, 2024) (order)~~; T. Rowe Price OHA Flexible Credit Income Fund and OHA Private Credit Advisors II, L.P., Investment Co. Rel. Nos. 35327 (Sept. 19, 2024) (notice) and 35360 (Oct. 16, 2024) (order); Wellington Global Multi-Strategy Fund, et al., Investment Co. Rel. Nos. 35317 (Sept. 10, 2024) (notice) and 35353 (Oct. 8, 2024) (order); Russell Investments New Economy Infrastructure Fund, et al., Investment Co. Rel. Nos. 35321 (Sept. 13, 2024) (notice) and 35356 (Oct. 9, 2024) (order); and MA Specialty Credit Income Fund, et al., Investment Co. Rel. Nos. 35316 (Sept. 10, 2024) (notice) and 35352 (Oct. 8, 2024) (order).~~.

11a-3 under the 1940 Act, each Fund will treat an early withdrawal charge as if it were a contingent deferred sales load ("CDSL").[6]

The Initial Fund, as a closed-end investment company, will not continuously redeem Shares as does an open-end management investment company. Shares of the Initial Fund will not be listed on any securities exchange and will not trade on an over-the-counter system. Furthermore, it is not expected that any secondary market will ever develop for the Shares. In order to provide some liquidity to shareholders, the Initial Fund is structured as an "interval fund" and conducts ~~quarterly~~semi-annual offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements. Any ~~other~~Other Fund that intends to rely on this relief will provide periodic liquidity to shareholders in accordance with either Rule 23c-3 under the 1940 Act or Rule 13e-4 under the 1934 Act.

C.   Proposed Class Structure and Characteristics

The Initial Fund proposes to engage in a continuous offering of Shares in the manner described below. The Initial Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes. Additional classes, which may have different sales charge structures, may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, the Initial Fund's Board of Trustees (the "Board") could adopt this or another sales charge structure.

Initial Class Shares will be offered without a sales load or an annual asset-based service and/or distribution fee, as set forth in the Initial Fund's prospectus, as amended or supplemented from time to time. The Initial Fund intends to impose a 2% repurchase fee with respect to any repurchase of Shares from a shareholder at any time within the one-year anniversary of the shareholder's purchase of the Shares.

If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2% of the shareholder's repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. Unlike a distribution-related charge, the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations. Repurchase fees, if charged, will equally apply to all classes of Shares of the Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate a repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were a registered open-end investment company and the Fund's waiver of, scheduled

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[6] A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to a Fund.

variation in, or elimination of, the repurchase fee will apply uniformly to all shareholders of the Fund regardless of class.

New Class Shares would be offered at NAV and may be subject to a front-end sales load, an annual asset-based service and/or distribution fee, an early withdrawal charge, and/or a repurchase fee; these charges would differ in some respect from those applicable to the Initial Class Shares.

Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the limits established by FINRA Rule 2341.

To the extent the New Class Shares are subject to an ongoing asset-based service and/or distribution fee (a "Distribution and Servicing Fees"), the Initial Fund's Board will adopt a distribution and service plan for the New Class Shares in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies (a "Distribution and Shareholder Services Plan"). The Distribution and Shareholder Services Plan will be approved by a majority of the Trustees, including a majority of the Trustees who are not "interested persons" of the Initial Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and Shareholder Services Plan or in any agreements related to the Distribution and Shareholder Services Plan, as provided for in Rule 12b-1. Applicants represent that any asset-based Distribution and Servicing Fees will comply with the provisions of FINRA Rule 2341. Applicants represent that each Fund will comply with Rule 12b-1 under the 1940 Act as if it were an open-end management investment company.

All Distribution and Servicing Fees with respect to any class of Shares would be paid pursuant to a Distribution and Shareholder Services Plan adopted by the relevant Fund with respect to the class. Under any future Distribution and Shareholder Services Plan, the Fund, either directly or through the Initial Fund's distributor (the "Distributor"), would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based distribution and service fees will comply with the provisions of FINRA Rule 2341. A Fund may offer additional classes of Shares in the future which charge different distribution and/or service fees and/or sales loads. In all cases, such sales loads and asset-based distribution and service fees charged will comply with the provisions of FINRA Rule 2341. The Initial Fund does not intend to~~, but a Fund may, offer its shareholders an exchange~~ offer any exchange privilege or conversion feature, but any such privilege or feature introduced in the future ~~as described above under Section II. B. ("Current Structure and Characteristics") that~~by a Fund will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Fund were an open-end investment company.

All expenses incurred by a Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the NAV and expenses of each class will reflect the expenses associated with the Distribution and Shareholder

Services Plan of that class (if any), shareholder services fees attributable to a particular class (if any), and any other incremental expenses of that class.

In addition to distribution and/or service fees, each class of Shares of a Fund may, by action of the Fund's Board or its delegate, also pay a different amount of the following expenses:

(1)   administrative and/or accounting or similar fees (each as described in the Fund's prospectus, as amended or supplemented from time to time);

(2)   legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses, and proxies;

(3)   Blue Sky fees incurred by a specific class;

(4)   Commission registration fees incurred by a specific class;

(5)   expenses of administrative personnel and services required to support the shareholders of a specific class;

(6)   Trustees' fees incurred as a result of issues relating to a specific class;

(7)   Auditors' fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8)   incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;

(9)   account expenses relating solely to a specific class;

(10)   expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and

(11)   any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund's assets) actually incurred in a different amount by a class or related to a class's receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss, and expenses of a Fund not allocated to specific classes as described above will be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.

From time to time, the Board of a Fund may create and offer additional classes of Shares, or may vary the characteristics described above, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and Shareholder Services Plan as to such class; (2) voting rights with respect to a Distribution and Shareholder Services Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and NAVs per Share resulting from differences in fees under a Distribution and Shareholder Services Plan or in class expenses; (6) any early withdrawal charge or other sales load structure; and (7) any exchange or conversion features, as permitted under the 1940 Act. Each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. A Fund's repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in NAVs per Share resulting from differences in fees under a Distribution and Shareholder Services Plan and/or service plan or in class expenses.

Because of the different distribution fees, shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the NAV per Share of the classes may differ over time. Expenses of a Fund allocated to a particular class of the Fund's Shares will be borne on a pro rata basis by each outstanding Share of that class.

III.   EXEMPTIONS REQUESTED

A.   The Multiple Class System

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of Shares may be deemed: (1) to result in the issuance of a class of "senior security"[7] within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

B.   Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) under the 1940 Act to the extent that rule is construed to prohibit the imposition of early withdrawal charges by a Fund.

C.   Asset-Based Service and/or Distribution Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based service and/or distribution fees.

IV.   COMMISSION AUTHORITY

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[7] Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.15 and accompanying text.

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the 1940 Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or other joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.   DISCUSSION

A.   Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* (*"Protecting Investors"*), the Commission's Division of Investment Management (the "Division") recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.[8] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.

Furth

have offered complete

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[8] Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

liquidity to their shareholders and thus required a virtually complete liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In *Protecting Investors*, the Division determined that, given the changes in the securities market since 1940 – in particular the emergence of semi-liquid investment opportunities – it was appropriate to re-examine the classification system and its regulatory requirements.[9]

One exception to the liquid/illiquid dichotomy has been the so-called "prime rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3 ("Closed-end Tender Offer Funds").

Protecting Investors recognized that the rigidity of the 1940 Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[10] The report thus concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[11] The Division thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[12] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[13]

The prime rate funds were cited in both *Protecting Investors* and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.[14] Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the initial closed-end interval funds make further innovation appropriate. Moreover, a number of precedents exist for the implementation of a multiple-class system, the imposition of early withdrawal charges and the

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[9] *Id.* at 424.

[10] *Id.* at 439-40.

[11] *Id.* at 424.

[12] Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the "Rule 23c-3 Proposing Release").

[13] Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the "Rule 23c-3 Adopting Release"). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and permitted periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[14] *Protecting Investors*, *supra*, at 439-40; 23c-3 Proposing Release at 27.

imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.[15]

B.   Multiple Classes of Shares – Exemptions from Sections 18(a)(2), 18(c), and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of Shares may be deemed: (1) to result in the issuance of a class of "senior security" within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).[16] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:

> [I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series; provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .

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[15] *See supra* note 5.

[16] Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multiple class system proposed herein (the "Multiple Class System") may result in Shares of a class having "priority over [another] class as to . . . payment of dividends" and having unequal voting rights, because under the Multiple Class System (1) shareholders of different classes may pay different distribution fees, different shareholder services fees, and any other expenses (as described above in Section II.C.) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of shares of a Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.

Applicants further state that the creation of multiple classes of Shares of the Funds may violate Section 18(a)(2) because the Funds may not meet Section 18(a)(2)'s requirements with respect to a class of Shares that may be a senior security.

Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants believe that current and future shareholders will benefit if new classes of Shares with different pricing structures are created providing investors with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares (from among those classes of Shares for which the investor meets the relevant eligibility requirements) that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors. The proposed system would permit a Fund to facilitate the distribution of Shares and provide investors with a broader choice of shareholder options.

By contrast, if the Adviser and the Distributor were required to sponsor the organization of new, separate funds rather than new classes of Shares, the creation of the new, separate funds would involve increased costs and administrative burdens borne by shareholders, as compared to the creation of additional Share classes of a Fund.

Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As a Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.[17]

Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies' multiple class structures that are permitted by Rule 18f-3 under the 1940 Act. The Multiple Class System does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed system will not increase the speculative character of a Fund's Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule's provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, each Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Shares, except for differences related to repurchases.

In particular, each Fund proposes to offer Shares continuously at NAV. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.[18] Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

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[17] *See* Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (*i.e.*, trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

[18] *See supra* note 5.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of each Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of shareholders. Each Applicant is also aware of the need for full disclosure of the proposed Multiple Class System in each Fund's prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of FINRA Rule 2341. Applicants also represent that each Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, each Fund will disclose fund expenses borne by shareholders during the reporting period in shareholder reports[19] and describe in its prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.[20] Each Fund will include any such disclosures in its shareholder reports and prospectus to the extent required as if the Fund were an open-end fund. Each Fund and the Distributor will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.[21] Each Fund or the Distributor will contractually require that any other distributor of the Fund's Shares comply with such requirements in connection with the distribution of Shares of the Fund.

Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge and private equity funds.[22] Applicants will comply with all such applicable disclosure requirements.

The requested relief is substantially similar to prior exemptions granted by the Commission to, among others, ~~Commission to Coatue CTEK Fund, Capital Group KKR Multi-Sector+, Global X Venture Fund, Harbourvest Private Investments Fund, Privacore PCAAM~~Man Diversified Income Fund, Sound Point Alternative Income Fund, ~~TCW Private Asset~~Gemcorp Commodities Alternative Products Fund, Institutional Investment Strategy Fund, John Hancock Multi Asset Credit Fund, Redwood Real Estate Income Fund~~, Callodine Specialty Income Fund~~, Diamond Hill

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[19] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).

[20] Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

[21] Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

[22] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). *See also* rules 12d1-1, et seq. of the 1940 Act.

Securitized Credit Fund, ~~Institutional Investment Strategy Fund, Gemcorp Commodities Alternative Products Fund, Sound Point~~Callodine Specialty Income Fund, TCW Private Asset Income Fund, Privacore PCAAM Alternative Income Fund, ~~Felicitas Private Markets Fund, T. Rowe Price OHA Flexible~~Global X Venture Fund, Capital Group KKR Multi-Sector+, Columbia Credit Income Opportunities Fund, Blue Owl Alternative Credit Fund, RJ Private Credit Income Fund, ~~Wellington Global Multi-Strategy Fund, Russell Investments New Economy Infrastructure Fund, Wellington Global Multi-Strategy Fund and MA Specialty~~Connetic Venture Capital Access Fund, Virtus Global Credit Opportunities Fund, and GoldenTree Opportunistic Credit ~~Income~~ Fund.[23] In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Funds.

C.   Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at NAV at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at NAV and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for each Fund to impose early withdrawal charges, which are distribution-related fees payable to the Distributor, on Shares submitted for repurchase that have been held for less than a specified period. Each Fund may seek to impose early withdrawal charges that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. Each Fund would assess early withdrawal charges in much the same way non-interval funds currently assess early withdrawal charges. As more fully described below, these charges will be paid to the Distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of early withdrawal charges would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as a Fund would for its Shares. Any early withdrawal charge imposed by a Fund will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Rule 23c-3 Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at NAV and the limitation of repurchase fees to two percent implicitly preclude the imposition" of CDSLs.[24] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds,

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[23] *See supra* note 5.

[24] Rule 23c-3 Adopting Release. Rule 23c-3(b)(1) provides in pertinent part:

> The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not

Such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[25]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of NAV or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of ~~the~~ FINRA Rule 2341, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of early withdrawal charges in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose early withdrawal charges.

With respect to the policy considerations supporting imposition of early withdrawal charges, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[26] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose early withdrawal charges although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at NAV and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Accordingly, early withdrawal charges may be necessary for the Distributor to recover distribution costs. In the case of the Initial Fund's Initial Class Shares, the Distributor may pay out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Rule 23c-3 Proposing Release nor the Rule 23c-3 Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at NAV is to preclude interval funds from imposing early withdrawal charges. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[27] The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-

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to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.

[25] *Id.*

[26] Rule 23c-3 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at NAV.

[27] *See* Rule 23c-3 Proposing Release, Section II.A.7; Rule 23c-3 Adopting Release, Section II.A.7.

4(f)(8)(ii) of the 1934 Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing early withdrawal charges.[28] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the early withdrawal charges (and any scheduled waivers of the early withdrawal charge) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose early withdrawal charges in accordance with the requirements of Form N-1A concerning contingent deferred sales charges.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Rule 2341 on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Rule 2341 on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[29] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge early withdrawal charges to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.   Waiver of Early Withdrawal Charges

Each Fund may grant waivers of the early withdrawal charges on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the early withdrawal charge (and any waivers or scheduled variations of the early withdrawal charge) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Fund was an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the early withdrawal charge, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The early withdrawal charge may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to a Fund, the waiver of the early withdrawal charge works to shareholders' advantage while not harming the distributor economically.

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[28] *See* Rule 23c-3 Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

[29] *See supra* note 5.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[30] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[31] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[32] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, early withdrawal charges, subject to appropriate safeguards.

E.   Asset-Based Service and/or Distribution Fees

Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit each Fund to impose asset-based service and/or distribution fees (in a manner similar to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee.[33]

Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint

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[30] Inv. Co. Act Rel. No. 14390 (February 2, 1985).

[31] *Id.*

[32] Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

[33] Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.

transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Shareholder Services Plan(s), if any, with respect to each class as if the Fund were an open-end investment company. Therefore, each Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,[34] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

> The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[35]

Applicants believe that any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its Shares through asset-based service and/or distribution fees should be resolved by the Fund's undertakings to comply with the provisions of

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[34] *See* Bearing of Distribution Expenses by Mutual Funds, Inv. Co. Act Rel. No. 11414 (October 28, 1980).

[35] *Id.* Fed. Sec. L. Rep. (CCH) at 83,733.

Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, Applicants undertake to comply, and undertake that each Fund's asset-based service and/or distribution fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSLs, subject to certain conditions. Each Fund may establish one or more classes of Shares that impose CDSLs, and Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The CDSL imposed by any Fund would be in the form of an early withdrawal charge. Each Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSLs. Applicants further state that, in the event it imposes CDSLs, each Fund will apply the CDSLs (and any waivers or scheduled variations of the CDSLs) uniformly to all shareholders of a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act.

VI. APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1 and, where applicable, 11a-3 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with FINRA Rule 2341, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII. CORPORATE ACTION

The Initial Fund's Amended and Restated Declaration and Agreement of Trust allows for the Initial Fund's Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Initial Fund's board of trustees has adopted resolutions, attached as Exhibit B, authorizing the Initial Fund's officers to file the Application with the Commission. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) are attached as Exhibit C.

VIII. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[36]

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

[*Remainder of* ~~*this page intentionally left blank*~~*Page Intentionally Left Blank*]

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[36] *See* ~~Gemcorp Commodities Alternative Products Fund~~Man Diversified Income Fund and Man Solutions LLC, *supra* note 5; ~~T. Rowe Price OHA Flexible Credit Income Fund~~Blue Owl Alternative Credit Fund, *supra* note 5.

Authorization and Signatures

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Initial Fund. In accordance with Rule 0-2(c) under the 1940 Act, each person executing the application on behalf of the Adviser, being duly sworn, deposes and says that he ~~or she~~ has duly executed the attached application for and on behalf of the applicable entity listed; that he ~~or she~~ is authorized to execute the application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the application have been taken.

All requirements for the execution and filing of this application in the name and on behalf of each applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this application this ~~7th~~1st day of ~~March~~June, ~~2025~~2026.

~~Blue Owl Alternative Credit~~Nilsine Partners NP1X Fund

By: ____/s/ ~~Andrew Murphy~~ Ryan M. Laughon
    Name: ~~Andrew Murphy~~Ryan M. Laughon
    Title: Secretary
    Date: ~~March 7~~June 1, ~~2025~~2026
~~Blue Owl Alternative Credit Advisors II LLC~~

Nilsine Partners, LLC

By: ____/s/ ~~Neena Reddy~~ R. Scott Bills
    Name: ~~Neena Reddy~~R. Scott Bills
    Title: ~~General Counsel and Secretary~~Chief Executive Officer
    Date: ~~March 7~~June 1, ~~2025~~2026

List of Attachments and Exhibits

<u>Exhibit A</u>

1. Verification of ~~Blue Owl Alternative Credit~~<u>Nilsine Partners NP1X</u> Fund

2. Verification of ~~Blue Owl Alternative Credit Advisors II~~<u>Nilsine Partners,</u> LLC

<u>Exhibit B</u> – Resolutions

<u>Exhibit C</u> – Marked Copies of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical Under Rule 0-5(e)(3)

<u>Exhibit D – Marked Copy of the Application Showing Changes from the Immediately Prior Version of the Application Filed on April 22, 2026 (File. No. 812-15993)</u>

EXHIBIT A

VERIFICATION

The undersigned states that he has duly executed the attached Application for and on behalf of ~~Blue Owl Alternative Credit~~Nilsine Partners NP1X Fund~~;~~ that he is the Secretary of such Fund; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.


~~BLUE OWL ALTERNATIVE CREDIT~~NILSINE PARTNERS NP1X FUND

By: ___ /s/ ~~Andrew Murphy~~ Ryan M. Laughon
    Name: ~~Andrew Murphy~~Ryan M. Laughon
    Title: Secretary
    Date: ~~March 7~~June 1, ~~2025~~2026


VERIFICATION

The undersigned states that ~~she~~he has duly executed the attached Application for and on behalf of ~~Blue Owl Alternative Credit Advisors II~~Nilsine Partners, LLC; that ~~she is General Counsel and Secretary~~he is the Chief Executive Officer of such company; and that all actions ~~bodies~~ necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~she~~he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~her~~his knowledge, information and belief.

~~BLUE OWL ALTERNATIVE CREDIT ADVISORS II LLC~~

NILSINE PARTNERS, LLC

By: /s/ ~~Neena Reddy~~R. Scott Bills
    Name: ~~Neena Reddy~~R. Scott Bills
    Title: ~~General Counsel and Secretary~~Chief Executive Officer
    Date: ~~March 7~~June 1, ~~2025~~2026

EXHIBIT B
~~Resolutions of the Board of Trustees of~~
~~Blue Owl Alternative Credit Fund~~
RESOLUTIONS OF THE BOARD OF TRUSTEES OF
NILSINE PARTNERS NP1X FUND

BE IT RESOLVED, that an application for an exemptive order from the Securities and Exchange Commission (the "SEC") permitting ~~Blue Owl Alternative Credit~~Nilsine Partners NP1X Fund (the "Fund") to offer multiple classes of shares of beneficial interest ("Shares") and to impose asset-based distribution and/or service fees with respect to certain classes that would otherwise be prohibited by Sections 17(d), 18(a)(2), 18(c), and 18(i) of the Investment Company Act of 1940, as amended (the "1940 Act") and Rules 23c-3 and 17d-1 under the 1940 Act (the "Multi-Class Exemptive Application"), be and hereby is, approved in all respects~~; and be it~~.

~~FURTHER~~ RESOLVED FURTHER, that the officers of the Fund are, and each of them acting singly hereby is, authorized to execute and file or cause to be filed in the name and on behalf of the Fund with the SEC the Multi-Class Exemptive Application, in substantially the form presented ~~at this Meeting~~to the Board of Trustees with such changes as the officers of the Fund, with the advice of counsel, shall deem necessary or appropriate, and any and all amendments to the Multi-Class Exemptive Application in such form as the officer executing may approve, such approval to be conclusively evidenced by the execution and delivery thereof.

EXHIBIT C

MARKED COPIES OF THE APPLICATION SHOWING CHANGES FROM THE FINAL VERSIONS OF THE TWO APPLICATIONS IDENTIFIED AS SUBSTANTIALLY IDENTICAL UNDER RULE 0-5(e)(3)

EXHIBIT D

MARKED COPY OF THE APPLICATION SHOWING CHANGES FROM THE IMMEDIATELY PRIOR VERSION OF THE APPLICATION FILED ON APRIL 22, 2026 (FILE. NO. 812-15993)